Exhibit 10.01

June 24, 2005

Marcus D. Lowe

Dear Marc:

On behalf of Adaptec, Inc., I am pleased to offer you the position of Vice President, General Manager reporting to Sundi Sundaresh.  I am confident that you will provide the senior leadership that will continue to enhance our customer and stockholder value.

Your initial base salary will be $250,000 per year. You will also be eligible to participate in the Quarterly Variable Incentive Plan (VIP) and the Annual Incentive Plan (AIP), which targets a percentage of your base salary to be paid.  The VIP is based on achievement of quarterly objectives and is targeted at 4% of your base pay.  The AIP is based on Company achievement of revenue and operating profit before taxes and is targeted at 40% of your base salary.  Actual bonus payout will vary based on Company and individual performance.

In accordance with the Company’s Stock Option Plan, we will recommend to our Board of Directors that you be granted an option to purchase 100,000 shares of Adaptec stock that will vest 20% on the one-year anniversary of your hire date and thereafter at 5.00% per quarter, and will be fully vested at the end of five years. These options will be priced based upon your start date. The option price will be the previous trading day’s closing price with vesting commencing on the hire date.

Adaptec provides a full range of company paid benefits including a flexible program that provides employees with “credits” to purchase coverage tailored to individual needs.  As a Vice President, you may elect to defer up to 100% of your salary and/or bonus income under the Deferred Compensation Plan.  In addition, you will receive a $650 per month car allowance.

This offer is contingent upon your ability to comply with the employment authorization provisions of the Immigration & Naturalization Act. Specifically, you will need to be able to demonstrate through documentation, and to sign a Declaration under penalty of perjury that you are authorized to work in the United States.  If your ability to execute INS form I-9 depends upon Adaptec filing and receiving approval of a nonimmigrant visa (other than an H-1B change-of-employer) petition for you, Adaptec reserves the right to unilaterally revoke this offer of employment by notice to you. Adaptec will not normally exercise this right unless, at the end of a 120-day period from the date a NIV or IV petition is filed for you, you are unable to appear for work due to lack of employment authorization.  In addition, this offer is contingent upon the successful completion of your background investigation.

This offer will remain valid for seven days from the date of this letter unless we notify you otherwise.  You should understand that this offer does not constitute a contract of employment for any specified period of time but will create an “employment at will” relationship.

Please sign this letter, indicating acceptance of this offer and your anticipated start date.  Return the signed copy to Shirley Olerich, Vice President – Human Resources (M/S 15A) and retain one copy for your records.

Please review and complete the enclosed forms.  During orientation, you will be asked to show the appropriate documents.  Please contact Lundyn LaFleur in Human Resources lundyn_lafleur@adaptec.com or 957-6610 to arrange for your orientation.

We are confident you will make a major contribution to our success and are looking forward to having you join us.

Sincerely,

/s/ Shirley B. Olerich
Shirley B. Olerich
Vice President, Human Resources

C:  Sundi Sundaresh

Attachments

/s/ Marcus D. Lowe	Accepted

July 11, 2005	Anticipated Start Date (preferably a Monday)

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